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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.6)*

                         XeTel Corporation

              ----------------------------------------------------
                                (Name of Issuer)

                        Common Stock

              ----------------------------------------------------
                         (Title of Class of Securities)

                        983942-10-3

              ----------------------------------------------------
                                 (CUSIP Number)

                Kenji Hyoi, 149 Kifer Court, Sunnyvale, CA 94086
                (408)222-3806
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          April 3 through 9, 2001
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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                                  SCHEDULE 13D

CUSIP No. 983942-10-3                                          Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        ROHM AMERICAS, Inc. (77-0461253) (Please see Item 2 on Page 3 of
 this Statement)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a) |_|
        N.A.
   (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        N.A.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       |_|
        N.A.
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                2,543,911 (25.6%)
-------------    --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES

BENEFICIALLY                    0 (0%)
  OWNED BY       --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING

   PERSON                       2,543,911 (25.6%)
    WITH         --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
-------------
                                0 (0%)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,543,911 (25.6%)
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                | |

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                25.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

Common Stock of XeTel Corporation at 2105 Gracy Farms, Austin, TX 78758


ITEM 2.  IDENTITY AND BACKGROUND

In connection with its dissolution, Rohm USA, Inc. ("Rohm USA") transferred its entire interest in 2,711,261 shares of Common Stock of XeTel Corporation (the "Shares") on March 27, 2001 to its one hundred percent parent company, Rohm Americas, Inc. (the "Filing Corporation") by way of dividend payments. The Filing Corporation has had indirect voting and investment power of the Shares from inception. Rohm USA has, in the past, filed Form 13D and Amendments No.1 through No.5 thereto with the Securities and Exchange Commission regarding its ownership of the Shares.

Information regarding the Filing Corporation required under this Item 2 is as follows:

(a)   FILING CORPORATION

Name of Filing Corporation: Rohm Americas, Inc.
State of Organization: Delaware
Principal Business:  Holding Company
Address of Principal Office: 149 Kifer Court, Sunnyvale CA 94086
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)):  None

(b)  EXECUTIVE OFFICERS OF THE FILING CORPORATION

Name: Keizo Ueda
Business Address: 149 Kifer Court, Sunnyvale, CA 94086
Present Principal Occupation/Other Employment: President of Filing Corp. Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Kenji Hyoi
Business Address: 149 Kifer Court, Sunnyvale, CA 94086
Present Principal Occupation/Other Employment: Chief Financial Officer/Secretary
 of Filing Corp.
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

(c)   DIRECTORS OF THE FILING CORPORATION

Name: Keizo Ueda


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                                                               Page 4 of 7 Pages

Business Address: 149 Kifer Court, Sunnyvale, CA 94086
Present Principal Occupation/Other Employment: President of Filing Corp. Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Yoshiji Kurahashi
Business Address: 10145 Pacific Heights Blvd., San Diego, CA 92121 Present Principal Occupation/Other Employment: President of Subsidiary Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Michael R. Moyle
Business Address: One Maritime Plaza, Suite 300, San Francisco, CA 94111 Present Principal Occupation/Other Employment: Attorney
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: American

(d) PARENT OF FILING CORPORATION

Name of Parent: ROHM Co., Ltd.
State of Organization: Japan
Principal Business: Manufacturer of Electronics Components
Address of Principal Office: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585,
 Japan
Criminal Proceedings (Item 2 (d)):  None
Civil Proceedings (Item 2(e)):  None

(e)  EXECUTIVE OFFICERS OF THE PARENT

Name: Ken Sato
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: President of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Junichi Hikita
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: Managing Director of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

(f)   DIRECTORS OF THE PARENT


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                                                               Page 5 of 7 Pages
Name: Ken Sato
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan
Present Principal Occupation/Other Employment: President of the Parent
Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Junichi Hikita
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: Managing Director of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Akitaka Idei
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: Director of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Nobuo Hatta
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: Director of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Hidemi Takasu
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: Director of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

Name: Masaro Fukui
Business Address: 21, Saiin Mizosaki-cho, Ukyo-ku, Kyoto 615-8585, Japan Present Principal Occupation/Other Employment: Director of the Parent Criminal Proceedings (Item 2 (d)): None
Civil Proceedings (Item 2(e)): None
Citizenship: Japanese

                                                               Page 6 of 7 Pages
ITEM 3.  SOURCE AND AMOUNT OF FUNDS

This Form 13D is filed to report the decrease in the Filing Corporation's shareholding by the sale of 167,350 shares at $2.63 per share on April 3 through April 9, 2001 to the public in a broker transaction pursuant to Rule 144 of the Securities Act of 1933 (the "Disposition").

As to the transfer of 2,711,261 shares of common stock of XeTel Corporation from Rohm USA to its parent, the Filing Corporation, please refer to Item 2.

For the above transactions, there were no funds or consideration required to be disclosed under this Item.

ITEM 4.  PURPOSE OF TRANSACTION

Please see Item 3 above.

Depending on market conditions, the Filing Corporation may hold, dispose (pursuant to Rule 144 of the Securities Act of 1933) or acquire shares of common stock of XeTel Corporation.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of the Class of Securities beneficially owned by the Filing Corporation:

         (i) The number of shares and percentage held by the Filing Corporation before the Disposition: 2,711,261 shares (27.3%).

         (ii) The number of shares and percentage held by the Filing Corporation after the Disposition: 2,543,911 shares (25.6%).

(b)      Power to Vote and Dispose the Shares:

         The number of Shares as to which the Filing Corporation has the following power:

         (i) Sole Voting Power: Before the Disposition 2,711,261 shares/After the Disposition 2,543,911 shares.

         (ii)     Shared Voting Power: 0

         (iii) Sole Dispositive Power: Before the Disposition 2,711,261 shares/After the Disposition 2,543,911 shares.

         (iv)     Shared Dispositive Power:0

(c)      Transactions in the Class of Securities Reported:

         Please refer to the first paragraph of Item 2 and disclosure under
         Item 3.


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                                                               Page 7 of 7 Pages

(d)      Other persons with the Right to Receive Dividends:

         None.

(e)      Date Reporting Person Ceased to be a Five Percent Beneficial Owner:

         Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER   Not Applicable

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS   Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date             May 10, 2001
               -----------------------------
Signature:       /s/ Kenji Hyoi
               -----------------------------
Name and Title   Kenji Hyoi, CFO & Secretary
               -----------------------------